SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.


05009645

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

July 7, 2005

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 30, 2005	Stock Exchange Announcement – Holding(s) in Company
July 6, 2005	Stock Exchange Announcement – Notice of Annual General Meeting/International Financial Reporting Standards (AGM/IFRS)

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts



Enclosure
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-76.doc
T: 071905

RNS Number:2960O
Electrocomponents PLC
30 June 2005

ELECTROCOMPONENTS PLC ("the Company")

NOTIFICATION UNDER SECTION 198 - COMPANIES ACT 1985

The Company received notification on 30th June 2005 in accordance with Section 198 of the Companies Act that Silchester International Investors Limited has a notifiable interest in 54,104,024 Ordinary Shares of 10p each in the Company, which represents 12.43% of the total issued Share Capital of the company. Within this holding it is noted that Silchester International Investors International Value Equity Group Trust controls 14,747,392 Ordinary Shares, which represents 3.39% of the total issued share capital of the Company, and that Silchester International Investors International Value Equity Trust controls 34,825,779 Ordinary Shares, which represents 8.00% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

SII Account	Nominee	Number of Shares	% held
Silchester International Investors International Value Equity Group Trust	Northern Trust Company	14,747,392	3.39
Silchester International Investors Tobacco Free International Value Equity Trust	Northern Trust Company	2,404,568	0.55
Silchester International Investors International Value Equity Trust	Northern Trust Company	34,825,779	8.00
The Calleva Trust	Northern Trust Company	2,126,285	0.49
Silchester International Investors Limited TOTAL		54,104,024	12.43

CARMELINA CARFORA

Group Company Secretary

30 June 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLWUUCAQUPAGCU

RNS Number:5892O
Electrocomponents PLC
06 July 2005

ELECTROCOMPONENTS PLC

FORTHCOMING ANNOUNCEMENTS

We will make an Announcement, restating the financial information for the year ended 31 March 2005 to International Financial Reporting Standards, at 9.00am on Tuesday 12 July 2005.

Also, in line with our regular practice, we will be releasing a Trading Update at the Annual General Meeting, at 2.00pm on Friday 15 July 2005.

Contacts:

Ian Mason	Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000

END

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